SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2008
                           ---------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 001-51856

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Newport Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Newport Bancorp, Inc.
                               100 Bellevue Avenue
                           Newport, Rhode Island 02840




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                              SUMMARY ANNUAL REPORT

                   FOR NEWPORT FEDERAL SAVINGS BANK EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST


This is a summary of the annual report for the Newport Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust, EIN 05-0190980, Plan No. 003, for the period January 1, 2008 through December 31, 2008. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $75,814. These expenses included $45,268 in benefits paid to participants and beneficiaries and $30,546 in other expenses. A total of 80 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.


The value of plan assets, after subtracting liabilities of the plan, was $4,513,961 as of December 31, 2008, compared to $5,084,151 as of January 1, 2008. During the plan year the plan experienced a decrease in its net assets of $570,190. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $(494,376) including employer contributions of $212,860, employee contributions of $288,005, and earnings from investments of $(1,070,192).

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1.       financial information; and
         2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Newport Federal Savings Bank, 110 Bellevue Avenue, Newport, RI 02840, (401) 847-5500.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: The Bank of New York Mellon $3,257,661. You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (Newport Federal Savings Bank, 110 Bellevue Avenue, Newport, RI 02840) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         NEWPORT FEDERAL SAVINGS BANK EMPLOYEES'
                                         SAVINGS & PROFIT SHARING PLAN AND TRUST






Date June 24, 2009                       By:    /s/ Bruce Walsh
                                         Name:  Bruce Walsh
                                         Title: Senior Vice President
                                                Newport Federal Savings Bank